UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S

TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF

1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS

UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

Commission File Number 333-163336

NKSJ Horudingusu Kabushiki Kaisha

(Exact name of registrant as specified in its charter)

NKSJ Holdings, Inc.

(Translation of registrant’s name into English)

26-1, Nishi-Shinjuku 1-chome,

Shinjuku-ku, Tokyo 160-8338, Japan

+81-3-3349-3000

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

Common Stock

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒ (for equity securities)	Rule 12h-6(d) ☐ (for successor registrants)

Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(i) ☐ (for prior Form 15 filers)

TABLE OF CONTENTS

PART I

Item 1. Exchange Act Reporting History

Item 2. Recent United States Market Activity

Item 3. Foreign Listing and Primary Trading Market

Item 4. Comparative Trading Volume Data

Item 5. Alternative Record Holder Information

Item 6. Debt Securities

Item 7. Notice Requirement

Item 8. Prior Form 15 Filers

PART II

Item 9. Rule 12g3-2(b) Exemption

PART III

Item 10. Exhibits

Item 11. Undertakings

SIGNATURE

Exhibit 1.1 Press release

PART I

Item 1. Exchange Act Reporting History

A. NKSJ Holdings, Inc. (“NKSJ”) issued shares of its common stock (“Shares”) to the then shareholders of SOMPO JAPAN INSURANCE INC. (“Sompo Japan”) and NIPPONKOA Insurance Company, Limited (“Nipponkoa”) in exchange for the shares of common stock that they held in the respective companies, pursuant to a share exchange plan (“Share Exchange Plan”). The Share Exchange Plan was approved each by Sompo Japan’s shareholders at a shareholders’ meeting held on December 22, 2009 and by Nipponkoa’s shareholders at a shareholders’ meeting held on December 30, 2009. Pursuant to the Share Exchange Plan, on April 1, 2010, Sompo Japan and Nipponkoa became wholly owned subsidiaries of NKSJ, which was incorporated on the same date, in a statutory joint share transfer (kyodo-kabushiki-iten) under Japanese law (the “Share Exchange”). In connection with the offer and sale of Shares to the U.S. resident shareholders of Sompo Japan and Nipponkoa with regard to this transaction, a registration statement on Form F-4 was filed with the Securities and Exchange Commission (the “Commission”) by Sompo Japan and Nipponkoa on November 25, 2009 and was declared effective on November 29, 2009 under the Securities Act of 1933, as amended (the “Securities Act”).

Upon the effectiveness of the registration of the Shares on November 29, 2009, Sompo Japan and Nipponkoa became subject to the reporting obligations under Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and, upon its incorporation on April 1, 2010, NKSJ succeeded Sompo Japan and Nipponkoa and became subject to such reporting obligations.

B. NKSJ has filed or submitted all reports required under Section 15(d) of the Exchange Act and the corresponding Commission rules for the 12 months preceding the filing of this Form 15F. NKSJ has filed at least one annual report under Section 13(a) of the Exchange Act (on Form 20-F) in accordance with Section 15(d) thereof.

Item 2. Recent United States Market Activity

NKSJ’s securities were last sold in the United States in a registered offering under the Securities Act on December 30, 2009 when Nipponkoa’s shareholders approved the Share Exchange Plan, as described in Item 1.

Item 3. Foreign Listing and Primary Trading Market

A. The foreign exchanges on which NKSJ has maintained a listing of its common stock are based in Japan and are the First Sections of the Tokyo Stock Exchange (the “TSE”) and the Osaka Securities Exchange (the “OSE”). Together such exchanges constitute the primary trading market for NKSJ’s common stock, as that term is defined in Rule 12h-6 under the Exchange Act.

B. NKSJ’s common stock was initially listed on the TSE and the OSE on April 1, 2010. NKSJ has maintained the listing of its common stock on each of these exchanges since that date, including during the 12 months preceding the filing of this Form 15F.

C. The percentage of trading in NKSJ’s common stock that occurred in Japan on the TSE, the OSE and off-exchange for the 12-month period from April 1, 2010 to March 31, 2011 (both dates inclusive) was 99.99% of the worldwide trading volume.

Item 4. Comparative Trading Volume Data

A. The 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) started on April 1, 2010 and ended on March 31, 2011 (the “Applicable Period”).

B. The average daily trading volume of the common stock of NKSJ in the United States for the Applicable Period was 0 shares of common stock. The average daily trading volume of the common stock of NKSJ worldwide for the Applicable Period was 3,650,547 shares of common stock.

C. The average daily trading volume of the common stock of NKSJ in the United States for the Applicable Period was 0% of the average daily trading volume of the common stock of NKSJ worldwide for the Applicable Period.

D. Neither NKSJ’s common stock nor American Depositary Shares representing such common stock are listed on any national securities exchange or inter-dealer quotation system in the United States.

E. There are no existing American Depositary Receipt programs in respect of NKSJ’s common stock.

F. The source of the trading volume information used for determining whether the Registrant meets the requirements of Rule 12h-6 is Bloomberg L.P.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A. NKSJ published in the United States a notice of its intent to terminate its reporting obligations under Section 15(d) of the Exchange Act on April 4, 2011.

B. NKSJ used Bloomberg, Dow Jones and Reuters to disseminate the notice in the United States. A copy of the notice is attached as Exhibit 1.1. to this Form 15F.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

NKSJ will publish the information required to maintain the exemption under Rule 12g3-2(b)(1)(iii) on its website: http://www.nksj-hd.com/

PART III

Item 10. Exhibits

1.1 Press release dated April 4, 2011.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Exchange Act, NKSJ Holdings, Inc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, NKSJ Holdings, Inc. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

NKSJ Holdings, Inc.

Date: April 4, 2011	By:	/s/ Hirohisa Kurumida
Hirohisa Kurumida
Manager of Corporate Legal Department